UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 3, 2006 (February 2, 2006)

INTERGRAPH CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-9722	63-0573222
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Madison Industrial Park IW 2000, Huntsville, AL	35894-0001
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (256) 730-2000

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

The Company announced today in a press release that effective February 2, 2006, Ben Eazzetta was appointed to serve as the Company's President of Intergraph Security, Government and Infrastructure ("SG&I"). Also, effective as of such date, Preetha R. Pulusani resigned from such position. Mr. Eazzetta previously served as Chief Operating Officer of SG&I. In connection with his promotion, Mr. Eazzetta's base salary was increased to $325,000. Mr. Eazzetta does not have an employment agreement with the Company. Mr. Eazzetta's biographical information has been previously filed. There are no reportable relationships or transactions with respect to Mr. Eazzetta.

Item 9.01.   Financial Statements and Exhibits.

Exhibits

99.1   Press Release dated February 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERGRAPH CORPORATION

By: /s/ Larry T. Miles
Name: Larry T. Miles
Title: Vice President and
            Corporate Controller

Date: February 3, 2006